Exhibit 4.211

TransCanada PipeLines Limited

Description of Shareholder Rights Plan dated December 2, 1994, and as amended and restated through April 27, 2001.

On April 27, 2001 the Shareholders of TransCanada PipeLines Limited (the “Corporation”), by a majority of votes cast on the matter at the Annual and Special Meeting of Shareholders of the Corporation, ratified and confirmed the Shareholder Rights Plan adopted on December 4, 1994, as amended from time to time and approved the amendments described under “Amendments as of April 27, 2001” below.

A summary of the Rights Plan follows:

Effective Date

The effective date of the Rights Plan is December 2, 1994 (the “Effective Date”).

Term

To December 2, 2004, subject to reconfirmation and approval by the shareholders at the 2004 annual meeting of the company.

Shareholder Approval

The Rights Plan remains in effect as the Rights Plan Resolution was approved by a majority vote of the votes cast at the 2001 annual meeting by common shareholders voting in person and by proxy.

Issue of Rights

On the Effective Date, one right (a “Right”) was issued and attached to each common share outstanding and attaches to each common share subsequently issued.

Rights Exercise Privilege

The Rights will separate from the common shares and will be exercisable eight trading days (the “Separation Time”) after a person has acquired, or commences a takeover bid to acquire, 20% or more of the shares, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Right, (other than those held by the Acquiring Person), will permit the purchase of $200 worth of common shares for $100.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the common shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-up Agreement

A bidder may enter into lock-up agreements with the company’s shareholders whereby such shareholders agree to tender their common shares of the company to the takeover bid (the “Subject Bid”) without a Flip-in Event (as referred to above) occurring.  Any such agreement must permit the shareholder to withdraw the common shares of the company to tender to another takeover bid that has an offering price at least 5% higher than the offering price of the Subject Bid.  As discussed below, it is proposed that this provision be amended.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the common shares issued from and after the Effective Date and are not to be transferable separately from the common shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the common shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(i)            the takeover bid must be made by way of a takeover bid circular;

(ii)           the takeover bid must be made to all shareholders;

(iii)          the takeover bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the common shares held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (collectively, the “Independent Shareholders”), have been tendered to the takeover bid and not withdrawn; and

(iv)          if more than 50% of the common shares held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of common shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 21 days.

Waiver

The board of directors, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the take-over bid is made by a take-over bid circular to all holders of common shares. Where the board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the company made by a take-over bid circular to all holders of common shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption

The board of directors with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.001 per common share. Rights may also be redeemed by the board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The board of directors may amend the Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

The Rights Plan will not detract from or lessen the duty of the board to act honestly and in good faith with a view to the best interests of the company. The board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

Amendments as of April 27, 2001

The Amendments to the Rights Plan were as follows:

(1)	Amended the definition of Canada Business Corporations Act to take account of the proposed continuance of the company under the laws of the province of Alberta; and

(2)

Modified the definition of Lock-Up Agreement referred to above to provide that any such agreement must permit the shareholder to withdraw the common shares of the company from the lock-up to tender to another bid or to support another transaction that exceeds the value of the Subject Bid by as much or more than a specified amount, where such specified amount is not greater than 7% of the value of the Subject Bid.